Ares Real Estate Income Trust Inc.

518 Seventeenth Street, 17th Floor

Denver, CO 80202

May 11, 2022

VIA Edgar

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Ares Real Estate Income Trust Inc. (“AREIT”) has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, which was filed with the U.S. Securities and Exchange Commission on March 11, 2022 (“Form 10-Q”). This disclosure can be found under Part II, Item 5 of the Form 10-Q. AREIT has made such disclosure based on information provided by another company that may be deemed an “affiliate” of AREIT, and not because of any conduct by AREIT.

Very truly yours,

Ares Real Estate Income Trust Inc.
By:	/s/ LAINIE P. MINNICK
Name:	Lainie P. Minnick
Title:	Managing Director, Chief Financial Officer and Treasurer